UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           OBSIDIAN ENTERPRISES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    23700P109
                                 (CUSIP Number)

                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 2)
-------------------------------------------------------------------------------
CUSIP No. 3700P109
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Timothy S. Durham
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [ ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                OO & PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS
            IS REQUIRED  PURSUANT TO ITEMS 2(d) OR 2(e)       [_]
-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        7,209,622
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       78,871,000*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        7,209,622
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        78,871,000*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 86,080,622*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                        [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 74.9%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that the Reporting Person has the right to acquire pursuant to beneficial ownership of Series C Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                                (Amendment No. 2)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Obsidian Capital Partners, LP
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS
            IS REQUIRED  PURSUANT TO ITEMS 2(d) OR 2(e)             [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        75,117,380 *
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                         0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        75,117,380*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 75,117,380*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 67.6%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                PN
-------------------------------------------------------------------------------

* Represents shares of Common Stock that the Reporting Person has the right to acquire pursuant to ownership of Series C Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                                (Amendment No. 2)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                   Diamond Investments, LLC  35-2088657
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        2,092,126
                                  ---------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  ---------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        2,092,126
                                  ---------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,092,126
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.8%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 2)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

               Obsidian Capital Company, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [  ]
                        (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS
            REQUIRED  PURSUANT TO ITEMS 2(d) OR 2(e)           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        0
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       75,117,380*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        0
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        75,117,380*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 75,117,380*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 67.6%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

* Represents shares of Common Stock that the Reporting Person has the right to acquire pursuant to beneficial ownership of Series C Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                                (Amendment No. 2)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
           Terry G. Whitesell
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [_]

-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        6,885,840
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       75,144,520*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        6,885,840
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        75,144,520*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 82,030,360*
-------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 73.9%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that the Reporting Person has the right to acquire pursuant to beneficial ownership of Series C Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                                (Amendment No. 2)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                  Jeffrey W. Osler
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO & PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        813,400
                                  ---------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       75,117,380*
                                  ---------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        813,400
                                  ---------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        75,117,380*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 75,930,780*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 68.3%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that the Reporting Person has the right to acquire pursuant to beneficial ownership of Series C Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                                (Amendment No. 2)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Durham Whitesell & Associates, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        27,140
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        27,140
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 27,140
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.1%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 2)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                  Fair Holdings, Inc.
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ohio
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        3,726,480*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        3,726,480*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,726,480*
-------------------------------------------------------------------------------

      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 9.4%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 CO
-------------------------------------------------------------------------------

* Represents shares of Common Stock that the Reporting Person has the right to acquire pursuant to ownership of Series C Convertible Preferred Stock. See Item 5.

This Amendment No. 2 amends the Schedule 13D originally filed with the Securities and Exchange Commission on July 2, 2001, as amended on September 10, 2001, with respect to beneficial ownership of securities of Obsidian Enterprises, Inc. (formerly named Danzer Corporation). This Amendment No. 2 in being filed to report the acquisition of beneficial ownership of Obsidian Enterprises, Inc. Series C Convertible Preferred Stock by certain of the Reporting Persons upon the conversion of previously issued debt.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Obsidian Enterprises, Inc., a Delaware corporation (the "Issuer"), that the Reporting Persons own of record or beneficially and/or have the right to acquire upon the conversion of shares of the Issuer's Series C Convertible Preferred Stock (the "Series C Preferred"). The principal executive offices of the Issuer are located at 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

ITEM 2. IDENTITY AND BACKGROUND.

This Amendment No. 2 is jointly filed by the following persons (collectively, the "Reporting Persons"): Obsidian Capital Partners, LP, a Delaware limited partnership (the "Partnership"); Obsidian Capital Company, LLC, an Indiana limited liability company ("OCC"); Timothy S. Durham; Terry G. Whitesell; Jeffrey W. Osler; Diamond Investments, LLC , an Indiana limited liability company ("Diamond"); Durham Whitesell & Associates, LLC, an Indiana limited liability company ("DWA"); and Fair Holdings, Inc., an Ohio corporation ("Fair Holdings).

The Partnership is a Delaware limited partnership principally engaged in the business of investing in small and middle market companies in basic industries, such as manufacturing, distribution and services. The address of the principal office and business of the Partnership is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

OCC is an Indiana limited liability company. OCC is the general partner of the Partnership and is a leveraged buyout fund that specializes in buying controlling positions in middle market companies. The address of the principal office and business of OCC is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of the Issuer, as a Managing Member and Chief Executive Officer of OCC, as the Managing Member of Diamond, as a Managing Member of DWA and as Chairman of Fair Holdings, Inc. The address of the principal offices of the Issuer and OCC is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

Mr. Whitesell is a citizen of the United States and his principal address is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204. Mr. Whitesell serves as the President and Chief Operating Officer of the Issuer and as a Managing Member of OCC and DWA. The address of the principal office of OCC is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

Mr. Osler is a citizen of the United States and his principal address is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204. Mr. Osler serves as Executive Vice President, Secretary and Treasurer of the Issuer and as a Managing Member of OCC. The address of the principal office of OCC is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

Diamond is an Indiana limited liability company. Diamond is the personal investment vehicle of Timothy S. Durham and certain members of his immediate family. Mr. Durham has majority ownership interest in and voting control of Diamond. The address of the principal office of Diamond is 111 Monument Circle Suite 3680, Indianapolis, Indiana 46204.

DWA is an Indiana limited liability company that engages principally in investing. Messrs. Durham and Whitesell are Managing Members of DWA. The address of the principal office and business of DWA is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

Fair Holdings is an Ohio corporation that engages principally in general financing. Mr. Durham has a fifty percent ownership interest in Fair Holdings and serves as the Chairman. The address of the principal office and business of Fair Holdings is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.


During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Shares of Series C Preferred were acquired by the Partnership and Fair Holdings from the Issuer upon the conversion of previously incurred Issuer debt as described in response to Item 4 below, which description in Item 4 is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

On April 30, 2002, the Issuer's Board of Directors approved the conversion of $1,289,299 of debt and accrued interest owed to the Partnership and $596,236 of debt and accrued interest owed to Fair Holdings into a total of 589,230 shares of Series C Preferred. The 589,230 shares of Series C Preferred are convertible into 11,784,600 shares of Common Stock. The transactions are described more fully in the press release attached as Exhibit B to this Amendment No. 2 and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The following table presents information on the number of shares of Common Stock (without assuming conversion of the Series C Preferred), Series C Preferred and Common Stock (assuming conversion of Series C Preferred) beneficially owned by the Reporting Persons as of April 30, 2002:

            Shareholder                   Common Stock
            -----------                 (without assuming           Series C            Total Common Stock
                                         conversion)            Preferred Stock         (assuming conversion)
                                       ------------------        ---------------       ---------------------
                                                                     conversion)
Timothy S. Durham                           7,236,762(1)            3,942,193(2)            86,080,622
Obsidian Capital Partners, LP                   0                   3,755,869               75,117,380
Diamond Investments, LLC                    2,092,126                   0                    2,092,126
Obsidian Capital Company, LLC                   0                   3,755,869(3)
Terry G. Whitesell                          6,912,980(1)            3,755,869(3)            82,030,360
Jeffrey W. Osler                              813,400               3,755,869(3)            75,930,780
Durham Whitesell & Associates, LLC             27,140                   0                       27,140
Fair Holdings, Inc.                             0                     186,324                3,726,480

1 Includes shares held of record by DWA.
2 Represents shares held of record by the Partnership and Fair Holdings. 3 Represents shares held of record by the Partnership.

Information on the percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 2 and is incorporated herein by reference (pursuant to Rule 13d-3(d)(l)(i), each Reporting Person's percentage has been calculated based on the assumption that only those shares of Series C Preferred in which that person has a beneficial interest have been converted into Common Stock).

Messrs. Durham, Whitesell and Osler may be deemed to beneficially own and share voting and dispositive power with respect to shares of Common Stock or Series C Preferred held by the Partnership, Diamond, DWA and/or Fair Holdings because of the interests in or positions they hold with one or more of those entities as reported in response to Item 2. The information in Item 2 is incorporated herein by reference. OCC is the general partner of the Partnership and may be deemed to beneficially own and share voting and dispositive power with respect to the shares of Series C Preferred held by the Partnership.

(c) The following table presents information on securities acquired within the past sixty days (other than the acquisition of securities in the conversion of debt described in Item 4 above). All of the transactions were open market purchase transactions.


             Shareholder                   Date        No. of Shares       Transaction      Price Per Share ($)
             -----------                   ----        -------------       -----------      ------------------

Timothy S. Durham                         4/18/02           5,000              Buy               0.170
Timothy S. Durham                         4/18/02          15,000              Buy               0.220
Timothy S. Durham                         4/17/02          18,500              Buy               0.120
Timothy S. Durham                         4/16/02          20,000              Buy               0.130
Timothy S. Durham                         4/16/02          11,233              Buy               0.220
Timothy S. Durham                         4/16/02          18,200              Buy               0.110
Timothy S. Durham                         4/16/02          10,000              Buy               0.160
Timothy S. Durham                         4/16/02           5,000              Buy               0.180
Timothy S. Durham                         4/16/02          13,767              Buy               0.200
Timothy S. Durham                         4/16/02          10,000              Buy               0.210
Timothy S. Durham                         4/16/02          23,300              Buy               0.140
Timothy S. Durham                         4/15/02           5,000              Buy               0.100
Timothy S. Durham                         4/15/02           9,782              Buy               0.110
Timothy S. Durham                         4/11/02           5,000              Buy               0.095
Timothy S. Durham                         4/5/02            5,000              Buy               0.140
Timothy S. Durham                         4/4/02            5,000              Buy               0.150
Timothy S. Durham                         4/3/02            2,000              Buy               0.150
Timothy S. Durham                         4/3/02            5,000              Buy               0.140
Diamond Investments, LLC                  4/1/02            2,000              Buy               0.140
Diamond Investments, LLC                  3/28/02           1,000              Buy               0.140
Diamond Investments, LLC                  3/28/02           1,000              Buy               0.140
Timothy S. Durham                         3/20/02           5,000              Buy               0.140
Timothy S. Durham                         3/20/02           5,000              Buy               0.160
Timothy S. Durham                         3/19/02           5,000              Buy               0.308


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information in Items 2 and 4 is incorporated by reference herein.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:     Joint Filing Agreement
Exhibit B:     Obsidian Enterprises, Inc. Press Release dated April 20, 2002.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2002

OBSIDIAN PARTNERS, L.P.

By Obsidian Capital Company, LLC
Its Managing General Partner

By: /s/ Timothy S. Durham
--------------------------------------------
Timothy S. Durham
Its: Managing Member

OBSIDIAN CAPITAL COMPANY, LLC

By: /s/ Timothy S. Durham
--------------------------------------------
Timothy S. Durham
Its: Managing Member


/s/ Timothy S. Durham
--------------------------------------------
Timothy S. Durham

/s/ Terry G. Whitesell
--------------------------------------------
Terry G. Whitesell

/s/ Jeffrey W. Osler
--------------------------------------------
Jeffrey W. Osler

DIAMOND INVESTMENTS, LLC

By: /s/ Timothy S. Durham
--------------------------------------------
Timothy S. Durham
Its:   Managing Member

DURHAM WHITESELL AND ASSOCIATES, LLC

By: /s/Timothy S. Durham
-------------------------------
Timothy S. Durham
Its:    Managing Member



FAIR HOLDINGS, INC.

By: /s/ Timothy S. Durham
-------------------------------
Timothy S. Durham
Its:    Managing Member

                                  EXHIBIT INDEX


       Exhibit     Description
         No.

          A    Joint Filing Agreement

          B    Obsidian Enterprises, Inc. Press Release dated April 20, 2002.

                                    EXHIBIT A
                             Joint Filing Agreement

Each of the undersigned hereby agrees and consents to the filing of a single Amendment No. 2 on Schedule 13D and any and all future amendments thereto with the Securities and Exchange Commission on behalf of the undersigned and the other persons listed in Item 2 of the Schedule 13D in connection with their beneficial ownership of securities of Obsidian Enterprises, Inc.

Dated:  May 14, 2002

OBSIDIAN PARTNERS, L.P.

Obsidian Capital Company, LLC
Its Managing General Partner

By: /s/ Timothy S. Durham
--------------------------------------------
Name: Timothy S. Durham
Its: Managing Member

OBSIDIAN CAPITAL COMPANY, LLC

By: /s/ Timothy S. Durham
--------------------------------------------
Timothy S. Durham
Its: Managing Member


/s/ Timothy S. Durham
--------------------------------------------
Timothy S. Durham

/s/ Terry G. Whitesell
--------------------------------------------
Terry G. Whitesell

/s/ Jeffrey W. Osler
--------------------------------------------
Jeffrey W. Osler

DIAMOND INVESTMENTS, LLC

By /s/ Timothy S. Durham
--------------------------------------------
Timothy S. Durham
Its:   Managing Member

DURHAM WHITESELL & ASSOCIATES, LLC

By: /s/ Timothy S. Durham
-----------------------------------
Timothy S. Durham
Its:    Managing Member



FAIR HOLDINGS, INC.

By: /s/ Timothy S. Durham
-----------------------------------
Timothy S. Durham
Its:    Managing Member

                                    EXHIBIT B
                           Obsidian Enterprises, Inc.
                          Press Release April 30, 2002

INDIANAPOLIS,  May 2 - Obsidian  Enterprises,  Inc.  ("Obsidian") (OTC) Bulletin
Board: OBSD), a Delaware corporation, today reported the completion of the second in a series of debt conversion and refinancing transactions designed to increase the net equity of Obsidian.

On April 30, 2002, the Board of Directors of Obsidian approved the conversion of $1,289,299 of debt and accrued interest owed to Obsidian Capital Partners, L.P. ("OCP") and $596,236 of debt and accrued interest owed to Fair Holdings, Inc. ("Fair") to equity through the issuance to OCP and Fair of a total of 589,230 shares of Series C Convertible Preferred Stock which are convertible into an aggregate of 11,784,600 shares of common stock of Obsidian. The resulting net equity pick up to Obsidian is $1,885,535. Although the number of outstanding shares will increase, this and other debt restructuring currently being negotiated by Obsidian will substantially reduce Obsidian's total debt and increase its net worth. The OCP and Fair debt to equity conversion is the second in a series of contemplated transactions that are more fully described in Obsidian's most recently filed 10K.

For additional information regarding Obsidian and its businesses, including discussion of certain risks associated with Obsidian, its operations and financial condition, please refer to the Obsidian's Report on Form 10-K for the period ended October 31, 2001 and the Report on Form 10-Q for the period ended January 31, 2002. This press release contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward looking terminology, such as "may," "will," "expect," "anticipate," "contemplate," "estimate," or "continue" or the use of the negative thereof or other variations thereon or comparable terminology. In particular, any statement, express or implied, concerning future events is a forward-looking statement. There can be no assurance that any expectation expressed or implied herein will prove to be correct, or that any contemplated event or result will occur as anticipated. Among other factors that may cause results to vary from those anticipated are the risks associated with general economic conditions and the impact of current events upon consumer confidence.